Pricing Supplement dated November 5, 2000                  Rule #424(b)(3)
(To Prospectus dated April 6, 2000)                        File No. 333-33136

                                  ADVANTA CORP.

                          For use only by residents of:
            CA, CO, CT, DE, FL, GA, KS, MA, MD, MN, NJ, NY, OR and PA

                            ADVANTA INVESTMENT NOTES

                            PRINCIPAL AMOUNT                     PRINCIPAL AMOUNT
                            $5,000 - $49,999                       $50,000 PLUS
                                           Annual                               Annual
                                         Percentage                           Percentage
  Term              Interest Rate          Yield*         Interest Rate         Yield*
  ----              -------------        ----------       -------------       ----------
91 days                  8.25%              8.60%              8.25%             8.60%
 6 month                10.08%             10.60%             10.30%            10.85%
12 month                10.66%             11.25%             10.89%            11.50%
18 month                10.75%             11.35%             10.97%            11.59%
24 month                11.11%             11.75%             11.33%            11.99%
30 month                11.15%             11.79%             11.38%            12.05%
48 month                11.20%             11.85%             11.42%            12.10%
60 month                11.24%             11.89%             11.47%            12.15%


                    REDIRESERVE VARIABLE RATE CERTIFICATES**

                                                 Annual
                                               Percentage
       Tier               Interest Rate          Yield*
       ----               -------------          ------
   $100 to $4,999             5.25%              5.39%
 $5,000 to $24,999            8.25%              8.60%
$25,000 to $49,999            8.50%              8.87%
   $50,000 plus               8.75%              9.14%

                            Minimum Investment $5,000

                               RECENT DEVELOPMENTS

On October 24, 2000 Advanta Corp. (the "Company" or "Advanta") announced that it has accepted a proposal to sell its Mortgage business to a major financial institution in a cash transaction for a price in excess of book value and is negotiating an agreement with this party.

Under the terms of the proposal, the Company expects to receive proceeds that will result in excess liquidity when added to the Company's existing cash and equivalent position. As a result, the Company intends to use a portion of this liquidity to pay off all institutional medium term notes currently outstanding. The Company also intends to seek shareholder approval for the transaction. While there can be no assurance that a definitive agreement will be reached and a number of items remain to be negotiated, if the transaction is consummated under the terms of the proposal, it will result in the sale of virtually all mortgage assets which represent 33% of owned assets at September 30, 2000.

The Company is also actively pursuing strategic alternatives for its Leasing business, and indicated that the initial due diligence has been completed with respect to its leasing business and bids are being solicited from interested parties.

Advanta also announced its final results for the third quarter of 2000. Net income for the quarter was $15.7 million, or $0.62 per share on a diluted basis for Class A and Class B shares combined. Pro forma operating income was $464,000, or $0.02 per share on a diluted basis for Class A and Class B shares combined, reflecting income for Advanta Mortgage that is essentially the same as a portfolio lender. As previously announced, results for the quarter include $23 million of provisions and charges which consist of a charge of approximately $10 million in the leasing business due to continued charge-offs largely concentrated within certain unprofitable segments of this business from prior periods; an increase of approximately $10 million in reserve coverage for the business credit card unit, approximately $6 to $8 million of which strengthened on-balance sheet reserves and is attributable to a revision of the methodology for estimating loan losses as a result of recent discussions with the Federal Deposit Insurance Corporation relating to the implementation of the agreement between Advanta Bank Corp. and the FDIC that was previously disclosed on June 2, 2000, with the remainder due to the maturing and growth of this portfolio; and a charge of approximately $3 million in the insurance business relating to a large policy claim settled during the quarter. Excluding these items, earnings per share for the third quarter would have been $1.53 per share on a diluted basis and operating earnings for the third quarter would have been $0.58.

At September 30, 2000, Advanta National Bank ("ANB") was in compliance with the increased capital ratios required by the agreement with its regulator that was announced on June 2, 2000. In accordance with its capital management plan, the Company achieved these ratios through a combination of decreasing the assets at ANB and making aggregate capital and other investments in ANB of approximately $70 million.

The Company has pursued aggressive remedial initiatives in the leasing business, including the addition of experienced leadership to oversee collections. The Company has also implemented its plan to discontinue lease originations from the unprofitable segments of the broker channel and improve the yields on new originations.

On October 24, 2000, the Company also provided a growth outlook for its Business Card operations for 2001. Next year, Advanta plans to grow its managed business credit card receivables by 30% to 50%. Guidance for the Company as a whole for 2001 will be provided upon the resolution of the strategic alternatives process and will include the Company's strategy to achieve a targeted efficiency ratio upon the conclusion of the strategic alternatives process.

On October 9, 2000, the Company announced that it had revised its outlook for the remainder of the year. Although the Company anticipates moderate improvement in results for the fourth quarter, it expects pro forma operating results for the second half of the year will be below its previously announced estimates of between $0.90-$1.10 per share because it anticipates that the factors impacting third quarter results for the mortgage and leasing businesses will continue into the fourth quarter.

In addition, on October 9, 2000, the Company announced that it has received notice that one of its largest mortgage subservicing clients will move aspects of its servicing in-house and will terminate its subservicing contract with the Company effective during the fourth quarter. The Company expects to collect a termination fee, which will partially offset the financial impact of the cancellation of this contract.

On August 2, 2000 Advanta announced results for the second quarter of 2000. Pro forma operating income was $16.6 million, or $0.65 per share on a diluted basis for Class A and Class B shares combined, reflecting income for Advanta Mortgage that is essentially the same as a portfolio lender and excluding carrying value adjustments made pursuant to agreements with the Office of the Comptroller of the Currency that were announced on July 31, 2000 and discussed below. While pro forma operating income for the Company was up 30% year on year before the carrying value adjustments, the Company reported a net loss for the quarter of $192.7 million or $7.64 per share. This was largely because ANB recorded a $214 million non-cash charge resulting from a reduction in the carrying value of its retained interests in mortgage securitizations and a $22 million non-cash charge reflecting an increase in mortgage loan loss reserves.

On July 31, 2000, the Company announced that its bank subsidiary, ANB, had concluded discussions and signed an agreement with the OCC regarding the carrying value of ANB's retained interests in mortgage securitizations and allowance for loan losses. For ANB's June 30 Call Report, the agreement provides that the retained interests be calculated based on an 18% discount rate on the interest-only strip ("I/O") and subordinated trust assets, a 15% discount rate on the contractual mortgage servicing rights ("CMSR"), a prepayment rate that represents the average prepayment experience for the six months ended February 29, 2000 and cumulative loss rates as a percentage of original principal balance of 6% on closed end mortgage loans and 8% for HELOC (open end) mortgage loans. Consistent with the agreement, ANB recorded a $214 million non-cash charge to reduce the June 30 carrying value of its retained interests in mortgage securitizations. Also pursuant to the agreement with the OCC, ANB recorded a $22 million non-cash charge to increase its allowance for loan losses at June 30, 2000. These non-cash adjustments are reflected in results for the second quarter, as discussed above.

The agreement announced on July 31, 2000 also contains provisions regarding the use of similar assumptions for the calculation of the carrying value of the residual assets in future periods. Beginning with the third quarter of 2000, the agreement requires ANB to maintain its allowance



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for loan losses at a level of at least 5.38% of the unpaid principal balance of all loans owned by ANB or reported on its books, less any loans held for sale.

On June 2, 2000, the Company announced that its banking subsidiaries, ANB and Advanta Bank Corp. ("ABC"), had each reached agreements with their respective bank regulatory agencies, primarily relating to the banks' subprime lending operations. The agreements outline a series of steps to modify processes and formalize and document certain practices and procedures for the banks' subprime lending operations. The agreements establish temporary asset growth limits at ANB and deposit growth limits at ABC. In addition, the agreements contain restrictions on taking brokered deposits at ANB and require that as of September 30, 2000 ANB achieve increased capital ratios. The agreements also required the Company to change its charge-off policy for delinquent mortgages to 180 days and, as discussed above, modify its accounting processes and methodology for its allowance for loan losses and valuation of residual assets.

AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS DATED APRIL 6, 2000, IN CONJUNCTION WITH THIS PRICING SUPPLEMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES AND REDIRESERVE CERTIFICATES. THE NOTES AND REDIRESERVE CERTIFICATES REPRESENT OBLIGATIONS OF ADVANTA CORP. AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENTAL OR PRIVATE ENTITY.

* The Annual Percentage Yield assumes all interest reinvested daily at the stated rate.

* The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder's end-of-the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and annual percentage yields for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).

                            FOR MORE INFORMATION CALL
                                 1-800-223-7074